

April 21, 2022

Paula Brown Stafford
Chairman, President and Chief Executive Officer
Novan, Inc.
4020 Stirrup Creek Drive, Suite 110
Durham, North Carolina 27703

> **Re: Novan, Inc.**
> **Preliminary Proxy Statement on Form PRE14A**
> **Filed April 11, 2022**
> **File No. 001-37880**

Dear Ms. Stafford:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Form PRE 14A, filed April 11, 2022

Proposal 4, page 19

1. We note that Proposal 4 of your proxy statement seeks the authorization of the "potential issuance of shares of common stock in connection with the acquisition of EPI Health[.]" Given that this proposal involves a solicitation of shareholders for the purpose of approving the issuance of additional securities which are to be used to acquire another specified company, and your shareholders will not have a separate opportunity to vote upon the transaction, please revise your disclosure to include the information required pursuant to Note A of Schedule 14A, including the information set forth in Items 11, 13 and 14 of Schedule 14A. Within such disclosure, please be sure to include the amount of securities to be issued, all financial information required by Items 13 and 14 of Schedule 14A and all transaction-related information required by Item 14 of Schedule 14A. Additionally, please file the amended proxy statement with the PREM14A EDGAR tag and ensure that any subsequent proxy statement filings are properly

designated.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Gorsky at 202-551-7836 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: James Jolley, Esq.